Exhibit 99.2

ObsEva Announces Pricing of Follow-on Public Offering

Geneva, Switzerland and Boston, MA – June 20, 2018 - ObsEva SA (Nasdaq: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, announced today the pricing of an underwritten public offering of 4,750,000 common shares at a price of $15.39 per share, before underwriting discounts and commissions. In addition, ObsEva has granted the underwriters a 30-day option to purchase up to an additional 712,500 common shares at the public offering price, less the underwriting discounts and commissions.

ObsEva anticipates the total gross proceeds from the offering (before deducting the underwriting discounts and commission and estimated offering expenses) will be $73.1 million, excluding any exercise of the underwriters’ option to purchase additional shares. ObsEva intends to use the net proceeds from the proposed offering primarily to continue the development of its three new chemical entities in its pipeline and invest in pre-commercial activates in support of its pipeline assets, and for working capital and other general corporate purposes.

J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as joint book-running managers. Wedbush Securities Inc. and H.C. Wainwright & Co., LLC are acting as co-managers for the offering. The offering is expected to close on or about June 22, 2018, subject to satisfaction of customary closing conditions.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2018. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the offering was filed with the SEC. The final prospectus supplement and the accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement and the accompanying prospectus, when available, may be obtained by request from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by telephone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; or from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by e-mail at prospectus_department@jefferies.com or by telephone at (877) 821-7388.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such state or jurisdiction.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV”.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements about the proposed public offering, including statements about the completion and timing of the public offering, the expected net proceeds from the offering and the anticipated use of proceeds from the offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Risks and uncertainties that may cause actual results to differ materially include risks associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, risks related to the sufficiency of the Company’s existing cash resources and liquidity, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2017 and other filings ObsEva makes with the SEC. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Contact:

Jeanene Timberlake

RooneyPartners LLC

jtimberlake@rooneyco.com

+1-646-770-8858

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1-857-972-9347 Office

+1-781-366-5726 Mobile